Exhibit 99.1

STEADY GROWTH GOOD JOBS

April to September 2014

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2014 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The second quarter financial report presents information on the GRE for the six months ending September 30, 2014 as well as a projection for the year end. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba remains committed to a balanced approach for delivering services while recognizing that global economic conditions remain uncertain. This approach is demonstrated by the protection of the services Manitoba families count on and by making strategic investments in core infrastructure to support economic growth and create new training and job opportunities.

The summary forecast for fiscal year 2014/15 is a net loss of $402 million, a negative variance of $45 million from the net loss of $357 million included in Budget 2014.

Core revenues are $129 million higher than budget primarily as a result of the projected recovery of flood related expenditures from Canada and a one-time accounting adjustment related to pensions in the Manitoba Liquor and Lotteries Corporation.

Core expenditures are projected to be $164 million over budget mainly as a result of heavy summer rains that caused flooding in western Manitoba. Expenditures for disaster financial assistance and compensation programs for agricultural producers are expected to reach $100 million. A general special warrant was issued in August 2014 to address these unbudgeted costs.

Additional expenditure pressures are currently projected for health care and child protection.

At the end of the second quarter, projections for the consolidation impacts and Other Reporting Entities indicate an improvement of $25 million from budget, primarily due to higher than anticipated net income for Government Business Enterprises and higher than budgeted federal transfers to Universities and Colleges.

Government continues to carefully review expenditures to reduce costs where possible without jeopardizing services to Manitobans.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2015

UNAUDITED

	2014/15 Projection			2014/15 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Summary Variance

Revenue	12,074	2,768	14,842	11,945	2,685	14,630	212

Expenditure	12,503	2,816	15,319	12,339	2,798	15,137	182

In-Year Adjustment/Lapse	(35)	(40)	(75)	(70)	(80)	(150)	75

NET INCOME (LOSS)	(394)	(8)	(402)	(324)	(33)	(357)	(45)

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first six months of the fiscal year is a net income of $500 million.

The expenditure variance is primarily the result of timing of expenditures.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to September 30
	2014/15			2013/14
($000s)	Actual	Estimated	Variance	Actual[1]

Revenue
Income Taxes	1,842,309	1,841,504	805	1,732,405
Other Taxes	2,240,629	2,261,042	(20,413)	2,137,658
Fees and Other Revenue	1,089,746	1,068,100	21,646	1,103,580
Federal Transfers	1,927,992	1,910,180	17,812	1,941,578
Net Income of Government
Business Enterprises	348,126	335,278	12,848	344,356
Sinking Funds and Other Earnings	119,507	136,152	(16,645)	123,788

Total Revenue	7,568,309	7,552,256	16,053	7,383,365

Expenditure
Health, Healthy Living and Seniors	2,899,416	2,985,201	(85,785)	2,802,024
Education and Advanced Learning	1,774,604	1,822,669	(48,065)	1,998,276
Family Services	518,702	545,646	(26,944)	519,022
Community, Economic and
Resource Development	1,057,669	1,085,363	(27,694)	1,061,128
Justice and Other Expenditures	442,813	449,459	(6,646)	468,167
Debt Servicing Costs	375,282	374,653	629	381,515

Total Expenditure	7,068,486	7,262,991	(194,505)	7,230,132

NET INCOME (LOSS)	499,823	289,265	210,558	153,233

1.	For comparative purposes the 2013/14 Actual has been re-stated to reflect the 2014/15 appropriation structure.

Core government revenue and expenditure details are provided in Appendix I and II on pages 10 and 11 and information on core government capital investment can be found in Appendix III on page 12.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

INFRASTRUCTURE INVESTMENT

Budget 2014 reinforced the government’s commitment to infrastructure by introducing a new five-year, $5.5 billion core infrastructure plan to focus investments on roads, highways and bridges, flood protection and municipal infrastructure.

To meet these important infrastructure needs, the government has committed that over the five year period, it will invest more than the revenue raised from the additional point of PST introduced last year into new investments in core infrastructure, over and above the existing base levels. In 2012/13, prior to the increase in the PST, the base level of investment in core infrastructure totaled $729 million.

Core infrastructure investment was budgeted to reach $1,026 million in 2014/15. The 2014/15 second quarter projection of $1,007 is $19 million short of the plan.

The total federal contributions towards core infrastructure are projected to be $43 million more than expected as a result of flood related recoveries from Canada due to the shift in planned construction work to address flood response and repair.

Government has committed to address under-investments in any year of the plan, as well as the 2013/14 fiscal year, by increasing investments in future years to meet the full infrastructure commitment prior to March 31, 2019. As such, the core infrastructure plan will be reviewed and rebased each year to recognize any variances in the PST revenues and investments.

The third quarter report will include an updated projection to the end of the year.

Five-Year Core Infrastructure Plan

	Full Year
	2014/15			2013/14
(Millions of Dollars)	Forecast	Budget	Variance	Actual

Base Funding Level	729	729	—	729
1 point PST commitment	276	276	—	190

Investment Commitment	1,005	1,005	—	919

Roads, Highways and Bridges	678	707	(29)	532
Flood Protection	56	42	14	78
Municipal Infrastructure*	273	277	(4)	256

Total Investment Year-One	1,007	1,026	(19)	866

Less: Federal Revenue	(60)	(17)	(43)	(22)

Net Investment Year-One	947	1,009	(62)	844

*	Building Manitoba Fund net of transit operating grants

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2014/15, $55 million will be withdrawn for debt repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2014/15 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2014 was $4.8 billion including refinancing of $2.4 billion and new cash requirements, net of estimated repayments, of $2.4 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of the second quarter, Manitoba’s borrowing requirement for the fiscal year ending March 31, 2015 is unchanged from budget.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in core infrastructure and other capital assets – like schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure and other projects, Budget 2014 projected the net debt to GDP ratio at 29.8%. Net debt to GDP is currently forecast to be 29.2%, a slight decrease from budget.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

Provincial Borrowings, Guarantees and Obligations

	2014/15 Forecast		March 31, 2014
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	9,413	7,342	9,105	7,195
General Government Programs – Pension Liability	2,595	2,024	2,595	2,051
The Manitoba Hydro-Electric Board	12,289	9,585	10,838	8,565
Other Crown Organizations	2,637	2,057	2,511	1,984
Health Facilities	1,477	1,152	1,252	989
Other	5	4	9	7
Capital Investments	4,422	3,449	4,020	3,177

Subtotal[2]	32,838	25,613	30,330	23,968

Other Obligations
Pension Liability	7,761		7,446
Pension Assets	(5,500)		(5,408)

Net Pension Liability	2,261		2,038
Debt incurred for and repayable by The Manitoba
Hydro-Electric Board	(12,122)		(10,573)
Education and Health Debt held by Government Enterprises	681		600
Other Debt of Crown Organizations	266		281

Subtotal	(8,914)		(7,654)

Total Provincial Borrowings, Guarantees and Obligations	23,924		22,676

Adjustments to arrive at Summary Net Debt
Guarantees	(170)		(265)
Net Financial Assets	(5,164)		(5,067)

Summary Net Debt	18,590	14,500	17,344	13,706

Summary Net Debt as a percentage of GDP	29.2%		28.3%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.
2.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at September 30, 2014, total provincial borrowings and guarantees were payable 95% in Canadian dollars and 5% in U.S. dollars. Of this total, General Government Program borrowing and other Crown organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 85% in Canadian dollars (83% at March 31, 2014) and 15% in U.S. dollars (17% at March 31, 2014).

*	The per capita data is based upon forecast population figures as at July 1.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

ECONOMIC PERFORMANCE AND OUTLOOK

A number of global factors have recently elevated the level of uncertainty around the world and increased financial market and commodity price volatility. Economic recovery and employment growth in the euro area, for example, remain modest and fragile even with accommodative monetary policy action. Demand for goods and services in the area is expected to stay relatively weak as credit conditions slowly improve and fiscal consolidation recedes.

The geopolitical tension in the Middle East and the Russia-Ukraine conflict has generally dampened growth and the near-term prospects for the respective regions.

Growth in China is slower than anticipated, reflecting a deceleration in the housing sector and the anemic pace of expansion of domestic consumer demand.

The U.S. economy, Manitoba’s largest international trading partner, is gaining traction with improving labour market conditions and corresponding household wealth. As this momentum builds, business investment is expected to strengthen, further supporting growth into 2015.

The Canadian economy rebounded in the second quarter following a slowdown related to the extremely cold winter in the first quarter. Recent data suggests that the Canadian economy is supported by a strengthening U.S. economy, depreciating currency and low interest rates. However, the labour market is relatively weak and the recent drop in oil prices could factor into lower corporate and personal incomes and weigh in on domestic spending in Canada overall.

According to the International Monetary Fund, the global output slowed in 2013 to 3.3% and is expected to grow at the same rate in 2014. However, because of forecast growing demand in the U.S. coupled with stimulus government spending in China and other countries, global growth is expected to improve to 3.8% in 2015.

A review of major economic indicators in Manitoba suggests mixed results for 2014. The completion of several major investment projects and a return to a normal grain harvest after last year’s record crop is expected to dampen growth while increased manufacturing sales and continued strength in foreign exports is expected to support growth.

Similar to the global outlook, real GDP growth in Manitoba is projected to be slower in 2014 and to be stronger in 2015 compared to earlier forecasts. Based on Manitoba Finance’s survey of independent economic forecasters, Manitoba’s economy is forecast to grow by 2.0% in 2014, revised down by 0.2% since Budget 2014 and below 2.4% in 2013. Manitoba’s real GDP is expected to improve to 2.5% in 2015.

Nominal GDP is projected to increase by 3.9% in 2014 and by 4.0% next year, both below the national projected increase.

Strong population growth has been a key factor in underpinning domestic demand in Manitoba over the past few years. Driven by immigration and an increase in births, the Province is experiencing among the largest annual increases in population in over 50 years. In 2014, population increased 16,638 persons, well above the 20 year average of 7,389 persons.

In 2014 (July 2014 over July 2013) Manitoba’s population increased by 1.3%, which is the third highest among provinces and above Canada for the fourth consecutive year.

The labour market in Manitoba rebounded in spring of 2014 and has generated 14,600 jobs since April. In November 2014, Manitoba marked a record number of workers at

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

642,000, with 523,100 full-time workers and 119,000 part-time workers.

The unemployment rate was at 5.1% in November, the third lowest among provinces and below the national rate of 6.6%. Manitoba’s youth unemployment rate has averaged 10.5% in 2014, the third lowest among provinces and below the national average (13.3%).

Possibly reflecting an increase in full-time jobs and a decrease in part-time jobs, average weekly earnings are up 4.1% so far in 2014, the strongest growth since 2007 and the second highest among provinces. The gains are relatively broad based with the accommodation and food service industries (7.2%) leading the increase followed by the health care sector (7.0%), construction (5.2%) and manufacturing (4.8%). In contrast, weekly earnings are down in education services in 2014.

Manitoba retail sales advanced by 3.8% on a year-to-date basis in the first nine months of the year. Retail sales growth during the same period was fifth highest among provinces. Sales were primarily supported by motor vehicle and parts dealers, general merchandise stores and gasoline stations.

Among provinces, Manitoba has had the most consistent growth in private sector capital spending, with 19 years of positive growth in the last 20 years. According to the Statistics Canada survey of investment intentions, the level of capital spending is expected to remain historically high in 2014.

In addition, as a leading indicator of activity in the construction industry, overall building permits in Manitoba have increased by 5.5% through the first nine months of the year, the fourth highest among provinces.

Non-residential permits jumped 22.3% through September, with commercial and industrial building permits advancing by 38.9% and 15.9%, respectively. A notable gain in July lifted institutional and government building permits to 3.1% over the same period.

Due to extremely cold weather during the first quarter of the year, building permits in the residential sector declined by 6.2% on a year-to-date basis in September. Consequently, housing starts in the province are down by 12.1% through September. Single starts were down by 14.8%. The number of multiple starts, including condominiums, improved in the second and the third quarter of 2014, however remain 9.4% below the same period in 2013. Despite the year-to-date decline, the number of housing units constructed in Manitoba in 2014 remains near record levels.

Sales of manufactured goods from Manitoba improved through September, increasing by 3.5% compared to the same period last year. The improvement was largely attributed to an increase in transportation equipment (8.6%), fabricated metals (5.7%), and machinery and equipment (3.9%). These gains were offset by losses in wood products (-14.2%) and food manufacturing (-2.3%).

Total foreign exports for the first ten months of 2014 were up 11.2% compared to the first ten months of 2013. On a year-to-date basis, exports to the U.S. have increased by 10.6% and exports to other countries have increased by 12.6%.

Overall crop production volumes decreased in 2014 from the record level in 2013. A late and wet spring delayed seeding and increased unseeded acreage in 2014. The wet and cooler weather in the fall delayed harvest and maturation of many crops and led to a decline in quality. Statistics Canada estimates that, as of September 2014, production of Manitoba barley (-41%), corn (-41%), wheat (-35%) and canola (-26%) declined relative to 2013.

Crop producers who were fortunate enough to have carryover stock from last year’s bumper crop will be able to blend and sell off premium crops, supporting overall farm cash receipts. However, relative to the first nine

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

months of 2013, Manitoba farm crop receipts are down by 0.7% in the first nine months of 2014 with declines in most crops, including wheat (-15.8%), barley (-26.7%) and corn (12.6%). Receipts from canola increased by 7.6%, while soybean receipts increased by 22.1%.

Despite the 2009 U.S. Country of Origin Labeling (COOL) legislation that requires tracking beef and pork from birth through to the meat processing and distribution channels, Manitoba livestock producers are reporting strong gains in sales through the first half of 2014. With increasing demand and limited supply of meat, cattle producers reported a 35.5% increase in cattle and calves cash receipts in the first half of 2014, compared to the first half of 2013, the largest year-over-year increase since 2006. Farm cash receipts from hogs increased by 27.6% in the first quarter of 2014.

The Consumer Price Index (CPI) has increased by 2.0% on a year-to-date basis in 2014, near the national increase of 1.9%. Tobacco and alcohol, shelter, food and energy boosted consumer prices, while clothing and footwear, health and personal care, recreation, transportation and household operations eased pressure on price.

For 2014, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 2.2% in Manitoba, closely matching the year-to-date estimates.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

and

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

2014/15 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to September 30				Full Year
	2014/15			2013/14	2014/15			2013/14
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	Actual
Income taxes
Individual Income Tax	1,530,766	1,530,359	407	1,450,439	3,107,000	3,101,900	5,100	2,978,304
Corporation Income Tax	311,543	311,145	398	281,966	557,300	530,100	27,200	467,797

Subtotal: Income Taxes	1,842,309	1,841,504	805	1,732,405	3,664,300	3,632,000	32,300	3,446,101

Other Taxes
Corporations Taxes	118,094	130,517	(12,423)	121,310	252,600	268,600	(16,000)	246,944
Fuel Taxes	161,736	163,832	(2,096)	164,494	326,100	326,100	-	322,253
Land Transfer Tax	49,596	53,086	(3,490)	49,304	90,000	89,500	500	87,567
Levy for Health and Education	215,510	219,367	(3,857)	213,034	446,900	446,900	-	426,867
Retail Sales Tax	1,103,634	1,087,648	15,986	1,014,064	2,207,200	2,207,000	200	2,024,952
Tobacco Tax	140,571	149,943	(9,372)	153,756	271,300	286,300	(15,000)	272,124
Other Taxes	6,003	5,811	192	4,384	14,257	13,956	301	10,224

Subtotal: Other Taxes	1,795,144	1,810,204	(15,060)	1,720,346	3,608,357	3,638,356	(29,999)	3,390,931

Fees and Other Revenue
Fines and Costs and Other Legal	27,324	27,127	197	27,071	52,849	52,187	662	52,276
Minerals and Petroleum	8,462	8,716	(254)	10,307	17,412	18,861	(1,449)	17,724
Automobile and Motor Carrier Licences and Fees	80,030	78,925	1,105	78,220	150,500	150,500	-	151,331
Parks: Forestry and Other Conservation	16,934	12,160	4,774	17,300	35,137	34,190	947	33,945
Water Power Rentals	59,510	57,524	1,986	60,478	125,000	125,000	-	119,106
Service Fees and Other Miscellaneous Charges	49,469	47,552	1,917	44,685	174,428	171,175	3,253	229,341
Revenue Sharing from SOAs	9,675	9,774	(99)	13,565	18,701	18,050	651	27,130

Subtotal: Fees and Other Revenue	251,404	241,778	9,626	251,626	574,027	569,963	4,064	630,853

Federal Transfers
Equalization	874,975	874,974	1	903,071	1,749,900	1,749,900	-	1,799,228
Canada Health Transfer (CHT)	578,163	578,165	(2)	560,419	1,168,405	1,156,308	12,097	1,089,908
Canada Social Transfer (CST)	226,613	226,614	(1)	221,377	454,400	453,200	1,200	435,391
Infrastructure Renewal	-	-	-	-	16,900	16,900	-	17,645
Shared Cost and Other Transfers	49,279	44,778	4,501	49,965	236,885	153,054	83,831	182,827

Subtotal: Federal Transfers	1,729,030	1,724,531	4,499	1,734,832	3,626,490	3,529,362	97,128	3,524,999

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	228,000	228,000	-	241,000	575,000	575,000	-	562,145
- Extra Ordinary Item – Pension Adjustment*	-	-	-	-	26,100	-	26,100	-

Subtotal: Net Income of GBEs	228,000	228,000	-	241,000	601,100	575,000	26,100	-

Total Revenue	5,845,887	5,846,017	(130)	5,680,209	12,074,274	11,944,681	129,593	11,555,029

*	The Manitoba Liquor and Lotteries Corporation extra ordinary item is related to a one-time pension adjustment that will occur this fiscal year only.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

2014/15 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to September 30				Full Year
	2014/15			2013/14	2014/15			2013/14
($000s)	Actual	Estimated	Variance	Actual[1]	Forecast	Budget[2]	Variance	Actual
Health
Health, Healthy Living and Seniors	2,701,378	2,782,973	(81,595)	2,627,393	5,427,000	5,382,077	44,923	5,284,082
Education
Education and Advanced Learning	1,199,831	1,251,944	(52,113)	1,196,852	2,433,842	2,430,348	3,494	2,365,232
Family Services
Children and Youth Opportunities	19,478	25,736	(6,258)	26,111	49,032	49,212	(180)	47,204
Family Services	527,597	549,403	(21,806)	506,317	1,143,318	1,126,797	16,521	1,089,226

Total Family Services	547,075	575,139	(28,064)	532,428	1,192,350	1,176,009	16,341	1,136,430

Community, Economic and Resource Development
Aboriginal and Northern Affairs	19,228	18,650	578	18,868	34,054	34,226	(172)	33,499
Agriculture, Food and Rural Development	43,869	50,384	(6,515)	41,629	212,043	213,532	(1,489)	216,553
Conservation and Water Stewardship	77,248	76,538	710	77,193	143,536	145,938	(2,402)	147,576
Housing and Community Development	47,188	47,336	(148)	46,545	78,976	79,119	(143)	82,006
Infrastructure and Transportation	327,320	333,664	(6,344)	304,112	659,913	660,780	(867)	613,079
Jobs and the Economy	335,515	337,963	(2,448)	318,565	686,684	675,380	11,304	654,690
Mineral Resources	5,660	5,937	(277)	6,043	13,720	11,928	1,792	15,056
Municipal Government	136,375	176,389	(40,014)	133,237	422,727	423,341	(614)	397,814

Total Community, Economic and Resource Development	992,403	1,046,861	(54,458)	946,192	2,251,653	2,244,244	7,409	2,160,273

Justice and Other Expenditures
Legislative Assembly	19,601	20,542	(941)	19,523	43,653	44,324	(671)	40,671
Executive Council	2,255	2,269	(14)	2,199	3,779	3,779	-	3,989
Civil Service Commission	10,040	10,045	(5)	9,800	20,424	20,424	-	19,755
Employee Pensions and Other Costs	(1,805)	(4,569)	2,764	(2,953)	13,899	13,899	-	11,824
Finance	29,985	29,217	768	31,656	65,494	66,831	(1,337)	60,016
Justice	221,502	224,159	(2,657)	225,178	536,064	536,269	(205)	525,341
Labour and Immigration	12,612	14,090	(1,478)	16,284	28,585	29,544	(959)	33,793
Multiculturalism and Literacy	14,688	16,372	(1,684)	13,481	21,352	21,352	-	21,128
Tourism, Culture, Heritage, Sport and Consumer Protection	46,968	46,987	(19)	46,281	86,496	87,025	(529)	85,957
Enabling Appropriations	947	2,044	(1,097)	2,601	11,412	11,412	-	3,400
Other Appropriations	45,442	49,054	(3,612)	55,189	141,587	41,587	100,000	246,745

Total Justice and Other Expenditures	402,235	410,210	(7,975)	419,239	972,745	876,446	96,299	1,052,619

Debt Servicing Costs	60,481	53,586	6,895	73,775	225,000	230,000	(5,000)	208,071

Total Expenditure	5,903,403	6,120,713	(217,310)	5,795,879	12,502,590	12,339,124	163,466	12,206,707
Subtract: Total Revenue Estimate (Appendix I)	5,845,887	5,846,017	(130)	5,680,209	12,074,274	11,944,681	129,593	11,555,029
In-Year Adjustment/Lapse	-	-	-	-	(35,000)	(70,000)	35,000	-

NET INCOME (LOSS)	(57,516)	(274,696)	217,180	(115,670)	(393,316)	(324,443)	(68,873)	(651,678)

1.	For comparative purposes the 2013/14 Actual has been re-stated to reflect the 2014/15 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2014

2014/15 Core Government Part B Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to September 30				Full Year
	2014/15			2013/14	2014/15			2013/14
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	Actual

Agriculture, Food and Rural Development	66	558	(492)	452	1,250	1,250	-	1,016
Conservation and Water Stewardship	7,179	11,775	(4,596)	8,362	28,775	30,529	(1,754)	25,101
Education and Advanced Learning	-	-	-	164	100	100	-	212
Family Services	43	231	(188)	77	863	863	-	267
Finance	104	1,362	(1,258)	-	2,924	2,924	-	119
Health, Healthy Living and Seniors	34	209	(175)	589	1,040	1,040	-	1,102
Infrastructure and Transportation	281,261	271,706	9,555	195,588	650,550	682,920	(32,370)	486,193
Jobs and the Economy	1,144	1,973	(829)	5,694	4,628	4,628	-	12,671
Justice	152	641	(489)	362	2,971	2,971	-	1,621
Mineral Resources	-	196	(196)	-	196	196	-	-
Tourism , Culture, Heritage, Sport and Consumer Protection	-	-	-	-	110	110	-	103
Internal Service Adjustments	-	-	-	-	10,000	14,048	(4,048)	-

Total Capital Investment	289,983	288,651	1,332	211,288	703,407	741,579	(38,172)	528,405

1.	Budget figures are adjusted to include Internal Service Adjustments (an Enabling Appropriation).